Exhibit 16.1
February 6, 2025
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Fastenal Company and, under the date of February 6, 2025, we reported on the consolidated financial statements of Fastenal Company as of and for the years ended December 31, 2024 and 2023, and the effectiveness of internal control over financial reporting as of December 31, 2024. On February 6, 2025, the auditor-client relationship ceased. We have read Fastenal Company's statements included under Item 4.01 of its Form 8-K dated February 6, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the statements in Item 4.01(b).
Very truly yours,
/s/    KPMG LLP